UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2020 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant’s name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On July 22, 2020, Perion Network Ltd. (“Perion” or “Registrant”) announced the execution of an agreement for the acquisition of the assets (the “Asset Purchase Agreement”) of Pub Ocean Limited, a private limited company incorporated in England and Wales and its subsidiaries (collectively, “Pub Ocean”). A copy of this press release is furnished as Exhibit 99.1 herewith.

In connection with the Asset Purchase Agreement, Perion also amended its Membership Interest Purchase Agreement (“MIPA”) dated January 14, 2020 by and among Asaf Katzir and Ziv Yirmiyahu (collectively, the “Sellers”), Content IQ LLC, a New York limited liability company (“CIQ”) and Perion.

Under the terms of the amended MIPA, the following terms were agreed with the Sellers:

•	Revenues and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and

•
Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Purchase Agreement, only be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

This Report on Form 6-K (excluding Exhibit 99.1 herewith) is incorporated by reference into the Registrant's registration statement on Form F-3 (File No. 333-238020) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968, 333-216494 and 333-237196).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Maoz Sigron Name: Maoz Sigron Title: Chief Financial Officer

Date: July 22, 2020